FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 000-22161

Zindart Limited

(Exact name of Registrant as specified in its charter)

    1203 East Wing, New World Office Building, 24 Salisbury Road,
Tsimshatsui, Kowloon, Hong Kong, S.A.R., China

    (Address
of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

Exhibit No.

Description

99.1

    Press release dated September 8,
2005

99.2

Press release dated September 26, 2005

99.3

Press release dated September 27, 2005

99.4

Press release dated September 29, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZINDART LIMITED

(Registrant)

Date: October 17, 2005

       /s/ Ken
      Fowler

       Ken
      Fowler
       Chief
Financial Officer

Exhibit 99.1

Press Release dated September 8, 2005

Zindart First Quarter Results: Corgi Revenues Grow 12% Over First
   Quarter of Prior Year; Company Moves to Reduce Overhead Expenses

Zindart Limited (Nasdaq:ZNDT) today announced results of
operations for the first quarter of fiscal year 2006, ended June 30,
2005. Revenues from continuing operations for the quarter were $10.4 million, compared to $9.2 million for the same quarter in the previous year. Net loss from continuing operations for the quarter ended June
30, 2005 was $1.5 million, or $0.15 per share, compared to a loss of
$1.9 million, or $0.20 per share, in the same quarter of the previous year. Net loss from discontinued operations was $0.19 million for the quarter ended June 30, 2005, compared to $0.04 million for the quarter ended June 30, 2004.

Peter Gardiner, Chairman and CEO, Zindart, stated, "We are
initiating several new strategic efforts to lower variable costs through industrial engineering efforts, implementing various efforts to reduce fixed costs through restructuring and shifting our customer strategy to focus on fewer, larger customers. Zindart is also evaluating how we can bring more of Corgi's die-cast production in-house in an effort to capture significant gross profits currently lost to third-party manufacturers."

Gardiner continued: "Zindart's supply chain management
initiatives, implemented in both its manufacturing and Corgi divisions, are already beginning to generate results. We are seeing improved inventory turnover. We have also set up a new,
state-of-the-art warehousing and distribution center at Corgi's
European headquarters in Leicester, England, and the manufacturing division has hired a supply chain management professional to drive key inventory management and operations planning initiatives."

Corgi's first quarter operating results were in line with
management's expectations for the division. The net loss margin has improved to 10 percent, compared to 15 percent in the first quarter of the prior year. Stronger results are anticipated by the fourth quarter, when many of the division's strategies are expected to come to fruition, Gardiner said.

During the summer, Corgi released a line of 12 high quality, replica Batman® vehicles in coordination with Warner Bros.'
promotional activities for its blockbuster movie, "Batman Begins."
These products did well at retail and Corgi continues to sell a wide range of Batman related products. In addition, Corgi is developing several line extensions for Streakerz(TM), a popular line of micro racing cars that speed around their own miniature track at high speeds; and a new infant product, Go Go Rollers, intended to serve as a baby's first set of toy cars.

Zindart recently released its proxy statement to its shareholders, which included a proposed special resolution to change the name of the listed entity to "Corgi International Limited." The resolution is scheduled to be voted on at Zindart's annual general meeting scheduled for Sept. 27, 2005.

"We are now in a place where we have completed the necessary changes in the company's organization structure to allow this exciting name change," Gardiner said. "We believe this will spur additional trading activity."

About Zindart

Zindart's current divisions include Corgi Classics Limited and
Zindart Manufacturing. Corgi Classics Limited develops and markets high-quality lines of die-cast collectible products sold through retail channels in Europe, Canada, Mexico, the United States and elsewhere. Zindart Manufacturing provides both product design and high quality turnkey manufacturing for multi-national companies requiring rapid, high-volume production of intricate die-cast and plastic promotional items, collectibles and gift items.

Founded in 1978, Zindart is based in Hong Kong with offices in the
United States and the United Kingdom. Zindart has a website at
www.zindart.com. Collectors can find more information at
www.corgiclassics.com or by calling 1-800-800 CORGI.

Because the Zindart Board of Directors is exploring a sale of the
Zindart Manufacturing division and the sale of Zindart's Hua Yang
Printing division in May 2004, revenues for both quarters ended June
30, 2004 and 2005 reported above reflect only the results of Zindart's
Corgi and Corporate operating divisions. Operating results of Zindart
Manufacturing division and Hua Yang Printing have been reclassified in
Zindart's financial statements and reported as losses from
discontinued operations for both quarters ended June 30, 2004 and
2005.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2005. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

                   ZINDART LIMITED AND SUBSIDIARIES
                Condensed Consolidated Balance Sheets
                            (In thousands)

                                     (Unaudited)           (Unaudited)
                                     As of June   As of    As of June
                                         30,     March 31,     30,
                                        2005       2005       2004

               ASSETS
Current assets:
  Cash and cash equivalents         $     4,769  $ 7,012  $    12,686
  Available-for-sale investments              6       25          184
  Trade accounts receivable, net          5,408    6,579       15,286
  Other assets                           10,652   10,666       23,782
  Assets of discontinued operations      31,911   29,243           --
                                     -----------  -------  -----------
    Total current assets                 52,746   53,525       51,938
Property, plant, and equipment, net       7,117    7,933       21,560
Other long term assets                    1,851    1,874        2,656
Goodwill                                 35,312   35,312       35,726
                                     -----------  -------  -----------
    Total assets                    $    97,026  $98,644  $   111,880
                                     ===========  =======  ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Short-term debt                   $     2,636  $ 3,876  $    13,414
  Trade accounts payable                  3,593    4,450       12,987
  Other current liabilities               3,675    3,264       15,005
  Liabilities of discontinued
   operations                            26,444   23,073           --
                                     -----------  -------  -----------
    Total current liabilities            36,348   34,663       41,406
Long-term liabilities                        --      235        1,076
                                     -----------  -------  -----------
    Total liabilities                    36,348   34,898       42,482
                                     -----------  -------  -----------
Minority interests                          673      693        1,816
                                     -----------  -------  -----------
Stockholders' equity:
  Common stock                              623      623          602
  Additional paid-in capital             40,229   40,229       39,473
  Retained earnings                      17,940   19,590       25,784
  Accumulated other comprehensive
   income                                 1,213    2,611        1,723
                                     -----------  -------  -----------
    Total stockholders' equity           60,005   63,053       67,582
                                     -----------  -------  -----------
    Total liabilities and
     stockholders' equity           $    97,026  $98,644  $   111,880
                                     ===========  =======  ===========

              ZINDART LIMITED AND SUBSIDIARIES
           Condensed Consolidated Statements of Operations
                  (In thousands, except share data)

                                           Three months ended June 30,
                                             (Unaudited)  (Unaudited)
                                                 2005         2004
                                              -----------  -----------

Net sales                                    $    10,433  $     9,173
Cost of goods sold                                (6,704)      (5,645)
                                              -----------  -----------
    Gross profit                                   3,729        3,528
Selling, general, and administrative expenses     (5,800)      (5,736)
                                              -----------  -----------
    Operating loss                                (2,071)      (2,208)
Other income (expense):
  Interest income                                     30           13
  Interest expense                                  (193)        (191)
  Other income                                       600          138
                                              -----------  -----------
    Loss before income taxes and minority
     interests                                    (1,634)      (2,248)

Income tax benefit                                   169          394
                                              -----------  -----------
    Loss from continuing operations               (1,465)      (1,854)
Loss from discontinued operations                   (185)         (39)
Gain on disposal of discontinued operations           --          984
                                              -----------  -----------
    Net loss                                      (1,650)        (909)
                                              ===========  ===========
Loss per common share:
  Basic:
    Loss from continuing operations          $     (0.15) $     (0.20)
    (loss) Income from discontinued
     operations                                    (0.02)        0.10
                                              -----------  -----------
      Net loss                               $     (0.17) $     (0.10)
                                              ===========  ===========
  Diluted:
    Loss from continuing operations          $     (0.15) $     (0.20)
    (loss) Income from discontinued
     operations                                    (0.02)        0.10
                                              -----------  -----------
      Net loss                               $     (0.17) $     (0.10)
                                              ===========  ===========
Weighted average number of common shares
 outstanding:
  Basic                                        9,636,943    9,201,783
                                              ===========  ===========
  Diluted                                      9,636,943    9,201,783
                                              ===========  ===========

Exhibit 99.2

Press Release dated September 26, 2005

Corgi to Create High End Die-Cast Metal Collectible Figures of Marvel
   Comic Book Superstars; Marvel Line to Show Classic Super Heroes'
                        Development Over Time

HONG KONG--Sept. 26, 2005--Corgi USA (Nasdaq:ZNDT), the leading brand in the die-cast scale model collectible market, has acquired a license from Marvel Entertainment, Inc. to produce limited quantity, high end metal figurines of some of the hottest characters in the comic book world.

Initial products in the Marvel line, to be introduced at the
American International Toy Fair in February, 2006, will include
Spider-Man, Captain America, Hulk and Thor, as well as other heroes and villains made famous in Marvel comics.

Unlike the resin-only figures of these characters currently on the market, Corgi's 1/12th scale (approx. 6 in.) metal figures will be designed to stand the test of time. Produced in very limited quantities, these highly detailed metal miniatures will encourage consumers to collect the complete line.

Each Marvel character will be sculpted in 3D. Alter ego figures and adversarial characters will allow collectors to build a
comprehensive collection.

"We've quickly become known among collectors as the leading source for high-quality metal comics collectibles," said David Davenport,
General Manager the Americas, for Corgi. "With Marvel on board, we're continuing -- and greatly expanding -- our commitment to our retailers and giving collectors exciting new products."

Since 1956, Corgi USA has been the worldwide pioneer of
collectible die-cast models and replicas. Legendary for its devotion to quality, authenticity and value, Corgi USA creates products to delight the entire family. Consumers can receive more information about the company and its line of products by calling 1-800-800-CORGI, or visiting us at: http://www.corgi-usa.com

Corgi USA is owned by Corgi Classics Limited, a wholly owned subsidiary of Zindart Limited (Nasdaq:ZNDT).

MARVEL and all related Marvel characters are © and trademarks of
Marvel Characters, Inc., and are used with permission. Copyright ©
2005 Marvel Characters, Inc. All rights reserved. www.marvel.com.

Super Hero(es) is a co-owned registered trademark.

Exhibit 99.3

Press Release dated September 27, 2005

Zindart Announces Change in Management

HONG KONG--Sept. 27, 2005--Zindart Limited (NASDAQ: ZNDT)
announced today that Peter Gardiner, Executive Chairman of the Board and Chief Executive Officer, has left the employ of the company effective immediately and has resigned from the company's board of directors.

The Board is pleased to announce the appointment of George
Volanakis as Chief Executive Officer of Zindart Limited, effective immediately. Mr. Volanakis was formerly the President and Chief
Executive Officer of Zindart's Corgi division, and prior to that has held senior positions at various international toy companies for over
35 years.

The Board also announced the appointment of John Clough, an
independent director of the Board, as Non-Executive Chairman of the
Board.

Mr. Gardiner will not be standing for re-election at the Annual
General Meeting on Tuesday, Sept. 27, 2005.

Exhibit 99.4

Press Release dated September 29, 2005

Zindart to Change Name to Corgi International

SAN FRANCISCO--Sept. 29, 2005--Zindart Limited (Nasdaq NM: ZNDT)
today announced the company name will be changed to Corgi
International Limited pursuant to a special resolution approved by its shareholders at the company's annual general meeting.

"Changing our name to Corgi International clarifies that the main focus of the company, going forward, will be on the marketing of branded Corgi products throughout the world," said George Volanakis,
Chief Executive Officer (CEO). "We believe the name 'Corgi' will also provide better name recognition for prospective investors." Corgi, founded in the U.K. 50 years ago, has long been one of the leading companies in the die-cast vehicle market, producing high quality miniature replica cars, trucks, airplanes, fire engines and military vehicles for collectors, sold through specialty retailers and other retailers. Recently, the company also launched several lines of children's toys, which have proved popular with mass-market retailers.

Zindart has a second division, Zindart Manufacturing that provides design services and turn-key manufacturing for multi-national companies of intricately detailed plastic and die-cast collectibles, toys and gift items. Zindart Manufacturing produces many of the Corgi products. Zindart's name change to Corgi International will be effective once the registration has been completed in Hong Kong, where the company is domiciled. At approximately that time, the company's
Nasdaq trading symbol will change to "CRGI."

Corgi operates in the U.K. as Corgi Classics. In the U.S., Corgi will continue to operate as Corgi USA.

About Zindart

Founded in 1978, Zindart is based in Hong Kong with offices in the
United States and the United Kingdom. Zindart has a website at
www.zindart.com. Collectors can find more information at
www.corgiclassics.com or by calling 1-800-800-CORGI.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on Form 20-F for the fiscal year ended March 31, 2005. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.